

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 2, 2011

<u>Via E-mail</u>
Joseph L. Jackson
Chief Executive Officer
WageWorks, Inc.
1100 Park Place, 4th Floor
San Mateo, California 94403

> **Re:** **WageWorks, Inc.**
> **Amendment No. 5 to Registration Statement on Form S-1**
> **Filed August 1, 2011**
> **File No. 333-173709**

Dear Mr. Jackson:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Prospectus Summary, page 2</u>

<u>Recent Developments, page 3</u>

1. We note that you have presented finalized revenues, income from operations, net income, and adjusted EBITDA for the quarter and year-to-date periods ended June 30, 2011. Such key derived information indicates that financial statements for the most recently completed quarter are available. Please note that if your financial statements for the most recently completed period are available prior to the effective date of your filing, they must be included in your filing. Accordingly, please amend your filing to update your financial statements for the period ending June 30, 2011. If you believe financial statements are unavailable, despite finalized statement of operations data, please explain in detail why you can provide only partial data at this time and the specific reason(s) that financial statements are unavailable. We may have further substantive comment upon receipt of your supplemental response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Andrew Blume, Staff Accountant, at (202) 551-3254 or me at (202) 551-3849 if you have questions regarding comments on the financial statements and related matters. Please contact Charles Lee, Attorney-Advisor, at (202) 551-3427 or Catherine Brown, Attorney-Advisor, at (202) 551-3513 with any other questions.

Sincerely,

/s/ James Allegretto

James Allegretto
Senior Assistant Chief Accountant

cc: Kim Jackson
WageWorks, Inc.

Mark Baudler
Wilson Sonsini Goodrich & Rosati, Professional Corporation